UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

American Homes 4 Rent
(Name of Issuer)

Class A common shares of beneficial interest, $0.01 par value per share
(Title of Class of Securities)

02665T 306
(CUSIP Number)

David Goldberg 30601 Agoura Road, Suite 200 Agoura Hills, California 90301 (805) 413-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1		NAMES OF REPORTING PERSONS

B. Wayne Hughes

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,010,000

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

7,010,000

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,010,000

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

3.3% of Class A common shares

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

13D
1		NAMES OF REPORTING PERSONS

Tamara Hughes Gustavson

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

8,895,561

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

8,895,561

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,895,561

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

4.2% of Class A common shares

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.                                        Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Class A common shares of beneficial interest, $0.01 par value per share (the “Shares”) of American Homes 4 Rent, a Maryland real estate investment trust (the “Issuer”). The principal executive office of the Issuer is located at 30601 West Agoura Road, Suite 200, Agoura Hills, California 91301.

Item 2.                                        Identity and Background.

  (a) This Schedule 13D is being filed by B. Wayne Hughes ("Mr. Hughes") and Tamara Hughes Gustavson ("Ms. Gustavson" and together with Mr. Hughes, the "Reporting Persons").

  (b) The address of the Reporting Persons is c/o 30601 West Agoura Road, Suite 200, Agoura Hills, California 91301.

  (c) Mr. Hughes is a private investor and Chairman of the Board of the Issuer. Ms. Gustavson is a private investor. Mr. Hughes is Ms. Gustavson's father.

  Each Reporting Person claims beneficial ownership only of those Shares set out following his or her name under Item 5 hereof and disclaims beneficial ownership of any Shares owned by the other Reporting Person.

  (d) – (e) During the last five years, neither Reporting Person was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f) Each of the Reporting Persons is a citizen of the United States of America.

Item 3.                                        Source and Amount of Funds or Other Consideration.

All funds used to purchase Shares were obtained from each respective Reporting Person's personal funds.

Item 4.                                        Purpose of Transaction.

The Reporting Persons believe that the Shares are an attractive investment and have acquired the Shares for investment purposes. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, their financial condition and liquidity, and the availability of Shares that would make the purchase or sale of Shares desirable, the Reporting Persons may increase or decrease their investment in the Issuer, through among other things, the purchase or sale of Shares in the open market or in private transactions or otherwise, on sale terms and at such times as the Reporting Persons may deem advisable.

Mr. Hughes is Chairman of the Board of the Issuer and, in his capacity as such, (1) is regularly engaged in discussions with the Issuer's management and the Board regarding the Issuer's business, financial performance, business opportunities and operations and (2) may discuss with the Issuer's management and propose to the Board a wide variety of types of transactions, aimed at enhancing the Issuer's financial performance or shareholder value, including transactions similar to those set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Neither Reporting Person has any present plan or proposal that would relate to, or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein. The Reporting Persons intend to review their investment in the Issuer on a continual basis, taking into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time (including the market price of Shares), general economic conditions, regulatory matters, the Reporting Persons' financial condition and liquidity and other opportunities available to the Reporting Persons, and as a result of that review may change their purpose with respect to their investment and take such action as they deem appropriate.

Item 5.                                        Interest in Securities of the Issuer.

  (a) As of September 2, 2015, each Reporting Person owned the aggregate number of Shares set forth below opposite his or her name. Such Shares constitute approximately 7.5% in the aggregate of the 210,852,089 Class A common shares outstanding: 1

Reporting Person	Number of Shares	Approximate Percentage of Shares Outstanding

B. Wayne Hughes	7,010,000	3.3%

Tamara Hughes Gustavson	8,895,561	4.2%

1. As disclosed in the Issuer's Form 10-Q for the quarterly period ended June 30, 2015.

(b) Each Reporting Person has the sole power to vote and to dispose of the Shares set forth opposite his or her name:

  (c) During the 60-day period ending on September 2, 2015, the Reporting Persons purchased the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below opposite his or her name:

Reporting Person	Transaction Date	Number of Shares Purchased	Price Per Share		Type of Transaction

Tamara Hughes Gustavson	August 20, 2015	100,000	$15.65	(1)	Open Market (NYSE)
Tamara Hughes Gustavson	August 21, 2015	300,000	$15.70	(1)	Open Market (NYSE)
Tamara Hughes Gustavson	August 24, 2015	100,000	$15.49	(1)	Open Market (NYSE)
Tamara Hughes Gustavson	August 25, 2015	1,100,000	$15.53	(1)	Open Market (NYSE)
Tamara Hughes Gustavson	August 26, 2015	400,000	$15.54	(1)	Open Market (NYSE)
Tamara Hughes Gustavson	August 27, 2015	2,000,000	$15.50		Block Trade

B. Wayne Hughes	August 26, 2015	4,000,000	$15.53		Block Trade

    (1) Represents average price.

  (d) Not applicable

  (e) Neither of the Reporting Persons alone beneficially owns (or has ever beneficially owned) more than 5% of the outstanding Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits
Exhibit A	Joint Filing Agreement

SIGNATURES

  Each Person whose signature appears below hereby authorizes David Goldberg and David P. Singelyn, and each of them, as attorney-in-fact, to sign on his or her behalf any amendment to this Statement on Schedule 13D, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission.

  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2015

	By:	/s/ B. Wayne Hughes
	Name:	B. Wayne Hughes

	By:	/s/ Tamara Hughes Gustavson
	Name:	Tamara Hughes Gustavson

EXHIBIT A

Joint Filing Agreement

  In accordance with the Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Statement on Schedule 13D (including amendments thereto) with respect to the Class A common shares of American Homes 4 Rent and further agree that this agreement be included as an exhibit to such filing. Each party to this agreement expressly authorizes each other party to file on its behalf any and all amendments to such Statement.

  In evidence whereof, the undersigned have caused this agreement to be executed on their behalf this 2nd day of September, 2015.

By:	/s/ B. Wayne Hughes
Name:	B. Wayne Hughes

By:	/s/ Tamara Hughes Gustavson
Name:	Tamara Hughes Gustavson